Collectable Sports Assets, LLC

333 Westchester Avenue

Suite W21000

White Plains, NY 10604

December 21, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Nicholas Lamparski

Re:	Collectable Sports Assets, LLC
Post-qualification Amendment No. 17 to Form 1-A Filed November 30, 2021
File No. 024-11178

Ladies and Gentlemen:

We hereby submit the response of Collectable Sports Assets, LLC (the “Company”) to the December 20, 2021 letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-Qualification Amendment No. 17 to its Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the Company’s response.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Post-Qualification Amendment to No. 17 to Form 1-A Filed November 30, 2021

General

1.	We note your revisions in response to our comment and your references to "Date series launched: TBD." Please clarify for us what you mean by this reference. Your response letter indicates that some series are offered on a delayed basis pursuant to Rule 251(d)(3), however, to comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering of each series you qualify within two calendar days of qualification. Commencing the offering of some of the qualified series while delaying the offering of others results in an impermissible delayed offering of the delayed series under Rule 251(d)(3)(i)(F) and yet there are multiple references to "TBD" following qualified series. Please advise.

Response: We acknowledge the Staff’s comment and regret any confusion caused by our terminology. Our offerings are “commenced” almost immediately following qualification because in all cases, the newly-qualified offering circular is posted to the Collectable website as well in our mobile app. Furthermore, the offerings also are “commenced” in that the Manager has contracted to purchase a portion of the Units in each series and in many series in which there is retained equity by an asset seller, the asset seller has contracted to receive Units in the offering. The prior comment letter had referenced “launch”, however, and while an offering may have commenced and offers of the series Units may be being made, we attempt to close offerings on a somewhat regular schedule. We internally use the term “launch” to indicate when we begin to actively promote a series in an effort to bring items to a close. Were we to put the date of “commencement” of each Series in the table, we would state “Immediately following qualification.”

For the avoidance of doubt, each qualified offering was “commenced” as described above within two calendar days of qualification in compliance with Rule 251(d)(3)(i)(F); however, we might not have “launched” (our terminology) and engaged in active promotion in order to bring the item to a close. We would note that the portion of the table that references Series that are already qualified is headed “SERIES CURRENTLY QUALIFIED AND BEING OFFERED”. To provide further clarification, in our next post-qualification amendment or offering supplement, we will edit our disclosures in that portion of the table to remove the phrase “Date series launched: TBD” on qualified series and replace it with or “Date series offering commenced: Immediately following qualification”. We would further propose that we edit the phrase “Date series launched: N/A” on series not yet qualified (in that portion of the table headed NEW SERIES AWAITING QUALIFICATION AND NOT YET BEING OFFERED”) and “replace it “Date series offering will commence: Immediately following qualification”.

U.S. Securities and Exchange Commission

December 21, 2021

2.	Also, please ensure that you use consistent references to the series titles throughout your offering circular. For example, previous offering circulars referred to one of your series as “#GIANNISIMMACULATE,” however, it appears that this same series is now referred to as “GIANNISGOLDIMMACULATE” in the table where you refer to series offerings that have closed. Similarly, “#Ruth1933GoudeyRedAuto” seems to now be referred to as “#RUTH33GOUDEYSGC8.” Please revise or advise.

Response: Please be advised that “#GIANNISIMMACULATE,” “GIANNISGOLDIMMACULATE,” “#Ruth1933GoudeyRedAuto” and “#RUTH33GOUDEYSGC8” were four separate and distinct offerings. “#GIANNISIMMACULATE” and “#Ruth1933GoudeyRedAuto”, however, were unsuccessful, and those offerings were terminated. In an amendment filed following termination of those offerings, all references to those Series were eliminated from the offering circular. “#GIANNISGOLDIMMACULATE” and “#RUTH33GOUDEYSGC8”, however, were successful offerings that were closed and are now reflected on the closed items table. In the future, we will continue to review our Series references to ensure consistency.

We trust our responses to the Staff’s comments are satisfactory. We do not believe an amendment is necessary and, accordingly, we hereby request that the Commission approve the qualification of the Offering Statement as soon as is practicable.

If you would like to discuss this response further, please contact the undersigned at (858) 245-2955 or our counsel, Gary M. Brown at (615) 390-7230.

Sincerely,

Collectable Sports Assets, LLC
By:	CS Asset Manager, LLC, its managing member

By:	/s/ Jarod Winters
Jarod Winters
COO

cc:	Gary M. Brown